August 25, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Solid Biosciences Inc.

Registration Statement on Form S-3

File No. 333-258859

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Biosciences Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-258859), so that it may become effective at 4:30 p.m., Eastern time, on August 27, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

By:	/s/ Ilan Ganot
Ilan Ganot
Chief Executive Officer